EXHIBIT 99.3
Media release

Power agreement delivers improved competitiveness for ISAL smelter

15 February 2021

LONDON--(BUSINESS WIRE)-- Rio Tinto has reached agreement on an amended power contract that will allow the ISAL aluminium smelter in Iceland to continue operating with an improved competitive position.
The agreement with power supplier, Landsvirkjun, will deliver a more competitive power price and energy flexibility that is mutually beneficial for both ISAL and Landsvirkjun.
Rio Tinto Aluminium chief executive Alf Barrios said: “We are pleased to have reached an agreement on a power price that, coupled with improved efficiencies we have delivered at the site, makes ISAL more competitive.
“This provides a stronger footing to continue operations at the smelter and gives increased security for the team at ISAL, who have been doing an outstanding job in challenging conditions. We will continue to work to strengthen ISAL’s future in order to keep supplying low carbon aluminium to customers in Europe and North America, and making a significant contribution to Iceland’s economy.”
In parallel to the new agreement, Rio Tinto has decided to withdraw a complaint filed with the Icelandic Competition Authority in July 2020 regarding the energy supply for ISAL.
ISAL is wholly-owned by Rio Tinto and employs around 500 workers on site.

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